Filed pursuant to General Instruction II.K. of Form F-9;
File No. 333-110212
Prospectus Supplement
To prospectus dated November 7, 2003

US$350,000,000

5.375% Notes due 2013
Interest payable December 1 and June 1

Issue Price: 99.263%

We are offering US$350,000,000 aggregate principal amount of our 5.375% notes due December 1, 2013. We will pay interest on the notes semi-annually in arrears on December 1 and June 1 of each year, beginning on June 1, 2004. We may redeem some or all of the notes at any time at the redemption prices described on page S-5. In the event of certain changes affecting Canadian withholding taxes, the notes may be redeemed at our option, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest to the date of redemption.

The notes will rank equally with all of our other unsecured, unsubordinated obligations from time to time outstanding. The notes will be effectively subordinated to all existing and future indebtedness and other liabilities of Domtar’s subsidiaries.

See “Risk Factors” beginning on page 21 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and certain of our assets and the assets of those officers, directors and experts are located in Canada.

Proceeds,
	Public offering	Underwriting	before expenses,
	price(1)	fee	to Domtar

Per Note	99.263%	0.650%	98.613%

Total	US$347,420,500	US$2,275,000	US$345,145,500

(1) Plus accrued interest, if any, from November 18, 2003 if settlement occurs after that date.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about November 18, 2003.

JPMorgan

Book-Running Manager

CIBC World Markets	Citigroup

Deutsche Bank Securities	Harris Nesbitt

Putnam Lovell NBF Securities Inc.	RBC Capital Markets

Scotia Capital	TD Securities

Banc of America Securities LLC	Desjardins Securities International

Rabo Securities USA, Inc.	BNP PARIBAS
Lazard

November 13, 2003

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes we are offering and also adds to the information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus of Domtar dated November 7, 2003, or the prospectus, which gives more general information, some of which may not apply to this offering.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise specified or the context otherwise requires, in this prospectus supplement, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries and its 50% investment interest in Norampac Inc. In this prospectus supplement, unless otherwise indicated, all dollar amounts are expressed in, and the term “dollars” and the symbol “$” refer to, Canadian dollars. The term “US dollars” and the symbol “US$” refer to the United States dollars. Except as otherwise indicated, all financial statements and financial data contained in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which may differ from United States generally accepted accounting principles, or US GAAP.

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada.

Documents incorporated by reference

This prospectus supplement is deemed, as of the date thereof, to be incorporated by reference into the prospectus only for the purposes of the offering of the notes. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full details. The documents listed under the heading “Documents Incorporated by Reference” in the prospectus are specifically incorporated by reference in, and form an integral part of, this prospectus supplement. Material change reports (excluding confidential material change reports), interim or annual financial statements, including comparative interim financial statements and comparative financial statements for Domtar Inc.’s more recently completed financial year, together with the accompanying report of Domtar Inc.’s auditors, any exhibits to interim and annual consolidated financial statements containing updated earnings coverage information and any information circulars of Domtar Inc. filed by Domtar Inc. with the various securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in the prospectus, in this prospectus supplement or in any other document incorporated or deemed to be incorporated by reference in the prospectus for the purposes of the offering of the notes shall be deemed to be modified or superseded for purposes of the prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the prospectus for the purposes of the offering of the notes modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus, except as so modified or superseded.

Forward-looking statements

This prospectus supplement, and the documents incorporated by reference in this prospectus supplement, may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this prospectus supplement, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Domtar cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus supplement, and Domtar assumes no obligation to update or revise them to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” in the prospectus as well as those discussed elsewhere in this prospectus supplement and the documents incorporated by reference in this prospectus supplement.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$344,145,500, after deducting the underwriting fee and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the notes to repay a portion of outstanding indebtedness under our bank term loan which will result in a one-time after tax charge estimated at $5 million related to the write-off of unamortized debt issue costs.

Earnings coverage

The following consolidated earnings coverage ratios are calculated as at December 31, 2002 and September 30, 2003, and give effect to the issuance, repayment or redemption of all long term debt of Domtar Inc. and its subsidiaries since December 31, 2002 and are adjusted to give effect to the offering of the notes and the use of proceeds. Domtar’s interest requirements amounted to $204 million and $181 million for the 12 months ended December 31, 2002 and September 30, 2003, respectively. Domtar’s earnings before interest, income tax and non-controlling interest for the 12 months ended December 31, 2002 and September 30, 2003, were $389 million and $273 million, respectively, which is 1.91 times and 1.51 times Domtar’s interest requirements for these periods.

Description of the notes

In this section only, “we”, “us”, “our” or “Domtar” refer only to Domtar Inc. without any of its subsidiaries.

General

The notes will initially be issued in an aggregate principal amount of US$350,000,000 and will mature on December 1, 2013. The notes will bear interest at the rate per annum shown on the front cover of this prospectus from November 18, 2003 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on December 1 and June 1 of each year, commencing June 1, 2004, to the persons in whose names the notes are registered at the close of business on the preceding November 15 or May 15, as the case may be. Principal and interest on the notes will be payable in lawful money of the United States. On maturity or redemption, Domtar will repay the indebtedness represented by the notes by paying the trustee in lawful money of the United States an amount equal to the principal amount of the outstanding notes plus any accrued and unpaid interest thereon. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The yearly rate of interest that is equivalent to the rate payable under the notes is the rate payable multiplied by the actual number of days in the year and divided by 360 and is disclosed herein solely for purpose of providing the disclosure required by the Interest Act (Canada). The notes will be subject to redemption only in the circumstances and upon the terms described below under “—Optional Redemption” and “—Redemption of Changes in Withholding Taxes”.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes offered under this prospectus supplement.

Ranking

The notes will be unsecured and unsubordinated obligations of Domtar and will rank equally with all of Domtar’s other unsecured, unsubordinated obligations outstanding from time to time. Domtar conducts a substantial portion of its operations through subsidiaries and the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of Domtar’s subsidiaries. At September 30, 2003, Domtar’s subsidiaries had US$272 million of indebtedness outstanding to third parties. After giving effect to the offering of notes and the use of proceeds, Domtar’s subsidiaries will have US$2 million of indebtedness outstanding to third parties.

Optional redemption

The notes will be redeemable, in whole or in part, at the option of Domtar at any time at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes, and

(2) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

“Independent Investment Banker” means one of the Reference Dealers selected by Domtar.

“Reference Dealer” means (1) J.P. Morgan Securities Inc. and its successors; provided, however, that if it shall cease to be a primary US Government securities dealer in New York City (a “Primary Treasury Dealer”), Domtar shall substitute for it another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Trustee after consultation with Domtar.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Dealer at 5:00 p.m. on the third business day preceding that redemption date.

Redemption for changes in withholding taxes

The notes will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) Domtar determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this prospectus, Domtar has or will become obligated to pay, on the next succeeding interest payment date, additional amounts or (b) on or after the date of this prospectus, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to Domtar, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to Domtar of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding interest payment date, additional amounts with respect to any notes and (2) in any such case, Domtar in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to Domtar; provided, however, that (i) no such notice of redemption may be given earlier than 90 or later than 30 days prior to the earliest date on which Domtar would be obligated to pay such additional amounts where a payment in respect of the notes is then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

In the event that Domtar elects to redeem the notes pursuant to the provisions set forth in the preceding paragraph, Domtar shall deliver to the trustee a certificate, signed by an authorized officer, stating that Domtar is authorized to redeem the notes pursuant to their terms.

Book-entry system

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for each issue of the notes, in the aggregate principal amount of the issue, and will be deposited with DTC.

The following is based on information furnished by DTC.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law a “banking organization” within the meaning of the New York Banking Law, a member of the

Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to Domtar as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from Domtar or the trustee, on payable date in accordance with their respective holdings shown on DTC’s records.

Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or Domtar, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Domtar or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to Domtar or the trustee. Under such circumstances, in the event that a successor depository is not obtained, Security certificates are required to be printed and delivered.

Domtar may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the notes will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Domtar believes to be reliable, but Domtar takes no responsibility for the accuracy thereof.

Credit ratings

As of the date of this prospectus supplement, we have received a Baa3 rating from Moody’s Investors Service, Inc., or Moody’s, a BBB- rating from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or S&P, and a rating of BBB (low) from Dominion Bond Rating Service, or DBRS, in respect of the notes to be issued pursuant to this prospectus supplement. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from “Aaa” from Moody’s, “AAA” from S&P and “AAA” from DBRS, which represent the highest quality of securities, to “C” from Moody’s, “D” from S&P and “D” from DBRS which represent the lowest quality of securities rated. Each rating should be evaluated independently of another rating. The Baa3 rating for the notes is the lowest of the three sub-categories within the fourth of the nine standard categories of Moody’s, the BBB- rating is the lowest of the three sub-categories within the fourth of the ten standard categories of ratings granted by S&P and the BBB (low) rating is the lowest rating of the three sub-categories within the fourth of the ten standard categories of DBRS. The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is revised or withdrawn, we are under no obligation to update this prospectus supplement.

Certain income tax considerations

United States federal income tax considerations

The following is a general discussion of the principal United States federal income tax considerations relevant to the purchase, ownership and disposition of the notes by initial investors that are United States Holders, as defined below. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the tax considerations to subsequent purchasers of notes. This discussion is limited to initial investors who purchase the notes at the issue price within the meaning of section 1273 of the Code and who hold the notes as “capital assets,” within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax considerations that may be relevant to particular initial investors in light of their personal circumstances or to certain types of initial investors (such as certain financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, dealers in securities, brokers, expatriates, partnerships, persons who have acquired notes as part of a straddle, hedge, conversion transaction or other integrated investment or persons whose functional currency is not the US dollar) subject to special tax rules.

As used herein, the term “United States Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

(i) an individual who is a citizen or resident of the United States,

(ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any state thereof (including the District of Columbia),

(iii) an estate the income of which is subject to United States federal income tax regardless of its source, or

(iv) a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of such trust or if the trust has validly elected to be treated as a United States person under applicable Treasury regulations.

Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations to them of the purchase, ownership and disposition of the notes, including the applicability of any United States federal tax laws or any state, local or foreign tax laws, and any changes (or proposed changes) in applicable tax laws or interpretations thereof.

Payment of interest on the notes

Interest (including any Canadian withholding tax or Additional Amounts) paid or payable on a note will be taxable to a United States Holder as ordinary interest income, generally at the time it is received or accrued, in accordance with such holder’s regular method of accounting for United States federal income tax purposes.

Such interest will constitute income from sources without the United States and generally will constitute “passive income” or “financial services income” for foreign tax credit purposes. If, however, Canadian withholding tax is imposed at a rate of 5% or more, such income will constitute “high withholding tax interest.”

Taxation of additional amounts

Generally, payments of interest on the notes will not be subject to Canadian withholding tax. See “—Canadian Federal Income Tax Considerations for Non-Resident Holders.” In the event that Additional Amounts are paid in respect of withholding or deduction for taxes imposed on payments on the notes, such Additional Amounts will be taxable to a United States Holder as ordinary income at the time such amounts are accrued or received, in accordance with the United States Holder’s method of accounting for United States federal income tax purposes. The amount taxable to a United States Holder also will include all taxes withheld or deducted in respect thereof. Thus, a United States Holder may be required to report income in an amount greater than the cash it received in respect of payments on its notes. However, a United States Holder may, subject to certain limitations, be eligible to claim as a credit or deduction for purposes of computing its United States federal income tax liability the taxes withheld or deducted. The rules relating to foreign tax credits are extremely complex, and United States Holders should consult their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit to their particular situation.

Sale, redemption or retirement of the notes

Upon the sale, redemption, retirement at maturity or other taxable disposition of a note, a United States Holder generally will recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such United States Holder’s adjusted tax basis in the note (generally its cost). Such gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the United States Holder’s holding period for the note is more than one year. Recently enacted legislation generally reduces to 15% the maximum United States federal income tax rate on long-term capital gains recognized by noncorporate United States Holders through taxable years beginning on or before December 31, 2008. Gain or loss on the sale, redemption, retirement at maturity or other taxable disposition of a note will generally constitute United States source income or loss for United States foreign tax credit purposes.

Information reporting and backup withholding

In general, information reporting requirements and backup withholding (at a rate of 28% on payments made with respect to the notes before the end of calendar year 2010 and at a rate of 31% on payments made with respect to the notes after calendar year 2010) may apply to certain United States Holders. Certain United States Holders, including corporations, are not subject to backup withholding. In general, backup withholding will apply to a noncorporate United States Holder if the United States Holder:

• fails to furnish its Taxpayer Identification Number (“TIN”) (which for an individual is the holder’s Social Security number);

• furnishes an incorrect TIN;

• is notified by the Internal Revenue Service (the “IRS”) that it has failed to properly report payments of interest and dividends; or

• under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN, that it is a United States person for United States federal income tax purposes and that it has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules provided that the required information is furnished to the IRS in a timely manner.

The amount withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such United States Holder’s United States federal income tax liability and may entitle such United States Holder to a refund.

Canadian federal income tax considerations for non-resident holders

In the opinion of Ogilvy Renault, a general partnership, and Osler, Hoskin & Harcourt LLP, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who acquires notes in this offering and who, at all relevant times, for purposes of the Income Tax Act (Canada), or the Tax Act, is not (and is not deemed to be) a resident of Canada, deals at arm’s length with Domtar, does not use or hold and is not deemed to use or hold the notes in, or in the course of, carrying on business in Canada and, is not an insurance company carrying on business in Canada and elsewhere, and is not an authorized foreign bank within the meaning of the Tax Act (a “Non-Resident Holder”).

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance of Canada prior to the date hereof and counsel’s understanding of the current administrative practices published by the Canada Customs and Revenue Agency. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Accordingly, prospective investors are urged to consult their own tax advisors with respect to their particular circumstances.

Interest payment

A Non-Resident Holder will not be subject to tax (including withholding tax) under the Tax Act on interest on the notes.

Dispositions

Gains realized on the disposition or deemed disposition of a note by a Non-Resident Holder will not be subject to tax under the Tax Act.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement between us and the underwriters, we have agreed to sell to each underwriter and each underwriter has severally agreed to purchase from us, the principal amount of the notes set forth opposite its name below:

	Principal Amount
Underwriters	of Notes

J.P. Morgan Securities Inc.	US$	140,000,000
CIBC World Markets Corp.		21,518,000
Citigroup Global Markets Inc.		21,518,000
Deutsche Bank Securities Inc.		21,518,000
Harris Nesbitt Corp.		21,518,000
Putnam Lovell NBF Securities Inc.		21,518,000
RBC Dominion Securities Corporation		21,518,000
Scotia Capital (USA) Inc.		21,518,000
TD Securities (USA) Inc.		21,518,000
Banc of America Securities LLC		14,735,000
Desjardins Securities International Inc.		9,380,000
Rabo Securities USA, Inc.		7,875,000
BNP Paribas Securities Corp.		2,947,000
Lazard Frères & Co. LLC		2,919,000

Total	US$	350,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase and pay for the notes may, in certain circumstances, be terminated at their discretion or the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriters are obligated to take and pay for all of the notes if any are taken.

The underwriters initially propose to offer part of the notes directly to the public at the offering price that appears on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

We estimate that our total offering expenses will be approximately $1 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the US Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

J.P. Morgan Securities Inc. will make securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to this offering. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions the underwriter conducts through the system. J.P. Morgan Securities Inc. will make securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Lazard Frères & Co. LLC, or Lazard, has entered into an agreement with Mitsubishi Securities (USA), Inc., or Mitsubishi, pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard, including in respect of this offering. In return for the provision of such services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they have received customary fees and expenses. Specifically, affiliates of the underwriters of the offering and Mitsubishi are lenders under our credit facilities. These affiliates will receive a proportionate share of the amount of the credit facilities to be repaid with the proceeds of this offering. Because more than 10% of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc., participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service.

The underwriters have also agreed that they will not offer or sell, directly or indirectly, any of the notes in Canada or to any individual or company in Canada in contravention of the securities laws of Canada or any province or territory thereof. Each underwriter has severally agreed that it will not distribute any material related to the notes in Canada in contravention of the securities laws of Canada or any province or territory thereof.

Legal matters

Certain legal matters in connection with this offering will be passed upon on our behalf by Ogilvy Renault, a general partnership, and Debevoise & Plimpton and on behalf of the underwriters by Osler, Hoskin & Harcourt LLP and Shearman & Sterling LLP. Claude Fontaine, Senior Partner of Ogilvy Renault, and Brian M. Levitt, Co-Chair of Osler, Hoskin & Harcourt LLP, are both directors of Domtar. As of November 12, 2003, the partners and associates of Ogilvy Renault and Osler, Hoskin & Harcourt LLP beneficially owned, directly or indirectly, less than 1% of our issued and outstanding securities or of any associate or affiliate of ours.

Experts

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 1250 René Lévesque Boulevard West, Suite 2800, Montréal, Québec, H3B 2G4. Our consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the three year period ended December 31, 2002 incorporated by reference in this prospectus supplement have been so included in reliance upon the report of PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton, Chartered Accountant, a general partnership (which acted as our co-auditor during the years in question), given on the authority of said firms as experts in auditing and accounting.

ABOUT THIS PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
DOMTAR INC.
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
RISK FACTORS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

Prospectus

Debt Securities
US$500,000,000

By this prospectus, we may offer from time to time debt securities in an aggregate principal amount of up to US$500,000,000 (or its equivalent in any other currency used to denominate the debt securities) during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid.

We will provide specific terms of the debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. A supplement may also change or update information contained in this prospectus.

We will not use this prospectus to confirm sales of any of the debt securities unless it is accompanied by a prospectus supplement.

Unless we state otherwise in a prospectus supplement, we will not list any of the debt securities on any securities exchange.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the debt securities involves risks. See “Risk Factors” beginning on page 19 of this prospectus.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to foreign auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and certain of our assets and the assets of those officers, directors and experts are located outside the United States.

The date of this prospectus is November  7, 2003.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

     Unless otherwise specified or the context otherwise requires, in this prospectus, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries and its 50% investment interest in Norampac Inc. In accordance with industry practice, in this prospectus we use the term “ton” when referring to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term “tonne” when referring to a metric tonne. In this prospectus, unless otherwise indicated, all dollar amounts are expressed in, and the term “dollars” and the symbol “$” refer to, Canadian dollars. The term “US dollars” and the symbol “US$” refer to the United States dollars. Except as otherwise indicated, all financial statements and financial data contained in this prospectus and in the documents incorporated by reference in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which may differ from United States generally accepted accounting principles, or US GAAP.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Commission des valeurs mobilières du Québec in Canada and with the United States Securities and Exchange Commission, or the SEC, using a shelf registration process. Under this process, we may sell the securities described in this prospectus from time to time. This prospectus provides you with a general description of the securities we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The Rules of the SEC and the Canadian securities commissions or similar authorities allow us to incorporate by reference information in this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and certain information that we file or furnish later with the SEC or the Canadian securities commissions or similar authorities will automatically update and supersede this information. See “Documents Incorporated by Reference.”

     You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

     No person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Domtar, or any underwriter, agent or dealer. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Domtar since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of Domtar, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into and form an integral part of this short form prospectus:

•	the Annual Information Form dated May 1, 2003 for the year ended December 31, 2002;

•	the audited consolidated financial statements for the fiscal years ended December 31, 2002, 2001 and 2000, together with the related notes thereto and the auditors’ report on the audited consolidated financial statements;

•	the Management’s Discussion and Analysis for the fiscal year ended December 31, 2002;

•	the Management Proxy Circular dated March 27, 2003 relating to the meeting of shareholders held on May 1, 2003; and

•	the unaudited consolidated financial statements for the nine months ended September 30, 2003 (including Management’s Discussion and Analysis relating thereto) and September 30, 2002.

     Any documents of the type referred to in the preceding paragraph, any interim financial statements and any material change reports (excluding confidential material change reports) filed by us with the securities commissions or similar authorities in the provinces and territories of Canada, subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this prospectus.

We also incorporate by reference each of the following documents that we will file with or furnish to the SEC during the 25 month period that this prospectus remains valid:

•	reports filed or furnished pursuant to Sections 13(a) and (c) of the US Securities Exchange Act of 1934, as amended, or the Exchange Act; and

•	any reports filed or furnished pursuant to Section 15(d) of the Exchange Act;

in each case, including reports on Form 6-K if and to the extent specified in such Form 6-K as being incorporated by reference in this prospectus.

     Copies of the documents incorporated by reference and of the permanent information record may be obtained on request without charge from the secretary of Domtar Inc., 395 de Maisonneuve Boulevard West, Montréal, Quebec H3A 1L6 (telephone (514) 848-5400).

     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this prospectus.

     Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis contained therein being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, quarterly management’s discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of the financial year in which the new annual information form was filed no longer shall be deemed to be incorporated by reference in this prospectus for the purpose of future offers and sale of debt securities hereunder.

     A prospectus supplement containing the specific terms of an offering of debt securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to those debt securities will be delivered to purchasers of such debt securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of the debt securities covered by that prospectus supplement.

FORWARD-LOOKING STATEMENTS

     This prospectus, and the documents incorporated by reference in this prospectus, may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Domtar cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and Domtar assumes no obligation to update or revise them to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this prospectus.

DOMTAR INC.

     Domtar Inc. was formed in 1929 under the laws of Canada and was continued under the Canada Business Corporations Act by a certificate of continuance dated December 30, 1977 and subsequently amalgamated with certain wholly-owned subsidiaries by certificates of amalgamation dated December 31, 1977, October 31, 1978 and July 31, 1979. The first two of these certificates of amalgamation were issued in the course of the consolidation of substantially all of our Canadian operations into a single corporation. The July 31, 1979 certificate of amalgamation confirmed our amalgamation with two wholly-owned subsidiaries. On January 1, 2000, Domtar Inc. amalgamated with its wholly-owned subsidiary E.B. Eddy Forest Products Ltd., to continue under the name of Domtar Inc.

     Our significant subsidiaries are Domtar Industries Inc., Domtar A.W. Corp., Domtar Maine Corp. and Ris Paper Company, Inc., all of which are 100% owned. Domtar Industries Inc., Domtar A.W. Corp. and Domtar Maine Corp. are incorporated in the State of Delaware and Ris Paper Company, Inc. is incorporated in the State of New York. We do not hold any non-voting shares in these subsidiaries.

     Domtar has approximately 12,000 employees across North America. Our head and principal office is located at 395 de Maisonneuve Boulevard West, Montréal, Québec H3A 1L6 and our telephone number is (514) 848-5400.

     Our reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

     We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.8 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications.

     We sell paper primarily through a large network of owned and independent merchants which distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. Also, we purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was approximately 630,000 tons.

     Our Papers business is our most important segment and represented 59% of our consolidated net sales during the first nine months of 2003, or 65% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

     Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us, as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Québec and three by The Paper House in the Atlantic Provinces) while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales during the first nine months of 2003, or 16% when excluding sales of Domtar paper.

Wood

     Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet of lumber. We also have investments in three businesses (two of which are joint ventures) that produce wood products. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 7% of our consolidated net sales during the first nine months of 2003.

     On June 19, 2003, we announced an agreement-in-principle with Tembec Inc., or Tembec, for the creation of a 50-50 joint venture that will merge our lumber operations in Ontario and Québec (except for our Lebel-sur-Quévillon sawmill). This joint venture will also market the softwood lumber from Tembec’s British Columbia sawmill operations, as well as manage the operations and market the softwood lumber of our Lebel-sur-Quévillon sawmill.

     This transaction is subject to certain conditions, including the completion of due diligence, the review of potential synergies, the negotiation of definitive agreements, as well as approvals by the respective boards of directors, the government, and other required approvals, most of which are currently underway.

Packaging

     Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives from each of Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method. Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Québec, British Columbia, New York State and northern France) that have a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 12% of our consolidated net sales during the first nine months of 2003.

USE OF PROCEEDS

     Unless we state otherwise in a prospectus supplement, we will use the net proceeds from the sale of debt securities described in this prospectus for general corporate purposes, including refinancing of existing debt.

EARNINGS COVERAGE

     The following consolidated earnings coverage ratios are calculated as at December 31, 2002 and September 30, 2003, and give effect to the issuance, repayment or redemption of all long term debt of Domtar Inc. and its subsidiaries since December 31, 2002. These earnings coverage ratios do not give effect to the proposed issuance of any debt securities pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such securities are not presently known. Domtar’s interest requirements amounted to $191 million and $167 million for the 12 months ended December 31, 2002 and September 30, 2003, respectively. Domtar’s earnings before interest, income tax and non-controlling interest for the 12 months ended December 31, 2002 and September 30, 2003, were $389 million and $273 million, respectively, which is 2.04 times and 1.63 times Domtar’s interest requirements for these periods.

DESCRIPTION OF DEBT SECURITIES

     We may issue the debt securities in one or more series under an indenture, which we refer to as the indenture, between us and JPMorgan Chase Bank, as trustee. The following description of the terms and provisions of the debt securities and the indenture is a summary. It summarizes only those portions of the indenture that we believe will be most important to your decision to invest in our debt securities. You should keep in mind, however, that it is the indenture, and not this summary, which defines your rights as a debtholder. There may be other provisions in the indenture which are also important to you. You should read the indenture for a full description of the terms of the debt securities. A copy of the form of indenture has been filed as an exhibit to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture. In this section only, “we”, “us”, “our” or “Domtar” refer only to Domtar Inc. without any of its subsidiaries.

     Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as co-trustee under the indenture in certain circumstances. We will apply to the appropriate Canadian regulatory authorities for exemptive relief from this and other requirements of Canadian law applicable to the indenture. If we do not obtain such relief, we will comply with the applicable legislative requirements at the time of the applicable offering.

The Debt Securities are Unsecured Obligations

     Our debt securities will be unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated obligations. We conduct a substantial portion of our operations through subsidiaries and the debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

     Unless we state otherwise in the applicable prospectus supplement, the indenture will not limit us or our subsidiaries from incurring additional indebtedness or issuing other secured or unsecured debt under the indenture or any other indenture that we may have entered into or enter into in the future.

Terms of the Debt Securities

     We may issue debt securities in one or more series, through a supplement to the indenture or through a resolution of our board of directors or an authorized committee of our board of directors. You should refer to the applicable prospectus supplement for the specific terms of the debt securities. These may include the following:

•	the title, designation and purchase price;

•	any limit upon the aggregate principal amount of the series;

•	the maturity date(s) or the method of determining the maturity date(s);

•	the interest rate(s), if any, or the method for calculating the interest rate(s), if any;

•	the interest payment dates and the record dates for the interest payments;

•	the circumstances, if any, in which interest may be deferred;

•	the dates from which interest will accrue and the method of determining those dates;

•	the place or places where we will pay principal, premium, if any, and interest and where you may present the debt securities for registration of transfer or exchange;

•	the place or places where notices and demands relating to the debt securities and the indenture may be made;

•	any redemption or early payment provisions;

•	any sinking fund or other similar provisions;

•	authorized denominations if other than denominations of US$1,000;

•	currency, currencies, or currency units, if other than the currency of the United States, in which principal, premium, if any, and interest will be paid, or in which the debt securities will be denominated;

•	any additions, modifications or deletions in the events of default or covenants specified in the indenture relating to the debt securities;

•	if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities that is payable upon declaration of acceleration of maturity;

•	any additions or changes to the indenture necessary to permit or facilitate issuing the debt securities of any series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	if the amount of payments of principal, premium, if any, and interest on the debt securities may be determined with reference to an index and how such amounts will be determined;

•	whether a temporary global security will be issued and the terms upon which temporary debt securities may be exchanged for definitive debt securities;

•	whether the debt securities will be issued in whole or in part in the form of one or more global securities;

•	the identity of the depositary for any global securities;

•	the appointment of any paying agent(s);

•	the terms and conditions of any obligation or right we would have or any option you would have to convert or exchange the debt securities into other securities or cash or property of Domtar or any other person and any changes to the indenture to permit or facilitate such conversion or exchange; and

•	other specific terms, including any additional events of default or covenants, not inconsistent with the provisions of the indenture.

(Section 301 of the indenture)

Special Payment Terms of the Debt Securities

     We may issue one or more series of debt securities at a substantial discount below their stated principal amount. These debt securities may bear no interest or interest at a rate which at the time of issuance is below market rates. We will describe any Canadian and United States federal tax consequences and special considerations relating to any series of debt securities in the applicable prospectus supplement.

     The purchase price of the debt securities of any series may be payable in one or more foreign currencies or currency units. The debt securities of any series may be denominated in one or more foreign currencies or currency units, or the principal of, premium, if any, or interest on the debt securities of any series may be payable in one or more foreign currencies or currency units. We will describe the restrictions, elections, Canadian and United States federal income tax considerations, specific terms and other information relating to any such series of debt securities and any foreign currencies or foreign currency units in the applicable prospectus supplement.

     If we use any index to determine the amount of payments of principal of, premium, if any, or interest on any series of debt securities, we will also describe in the applicable prospectus supplement the special Canadian and United States federal income tax, accounting and other considerations applicable to the debt securities of that series.

Denominations, Registration and Transfer

     Unless we state otherwise in the applicable prospectus supplement, we will issue the debt securities in fully registered form without coupons and in denominations of US$1,000 and integral multiples of US$1,000. (Section 302 of the indenture)

     Except as we may describe in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same issue and series, in any authorized denominations, of a like aggregate principal amount and having the same terms. You may present debt securities for exchange as described above, or for registration of transfer, at the office of the security registrar. You will not incur a service charge but you will be required to pay any taxes and other governmental charges as described in the indenture. We will appoint the trustee as security registrar under the indenture. (Section 305 of the indenture)

Global Debt Securities

     We may issue all or any part of a series of debt securities in the form of one or more global securities that will be deposited with a depositary. Unless we state otherwise in the applicable prospectus supplement, the depositary will be the Depository Trust Company, or DTC. We will issue global debt securities in registered form and in either temporary or definitive form. Unless it is exchanged for individual debt securities, a global security may not be transferred except:

•	by the depositary to its nominee;

•	by a nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor of the depositary, or a nominee of the successor. (Section 305 of the indenture)

     We will describe the specific terms of the depositary arrangement in the applicable prospectus supplement. We expect that the following provisions will generally apply to these depositary arrangements.

Beneficial Interests in a Global Debt Security

     If we issue a global debt security, the depositary for the global debt security or its nominee will credit on its book-entry registration and transfer system the principal amounts of the debt securities represented by the global debt security to the accounts of persons that have accounts with it. We refer to those persons as “participants” in this prospectus. The accounts will be designated by the dealers, underwriters or agents for the debt securities, or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global debt security will be limited to participants or persons who may hold interests through participants. Ownership and transfers of beneficial interests in the global debt security will be shown on, and transactions can be effected only through, records maintained by the applicable depositary or its nominee, for interests of participants, and the records of participants, for interests of persons who hold through participants. The laws of some states may require that you take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global debt security.

     So long as the depositary or its nominee is the registered owner of a global debt security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the indenture. Except as provided below under “Issuance of Individual Debt Securities”, you

•	will not be entitled to have any of the debt securities represented by the global debt security registered in your name;

•	will not receive or be entitled to receive physical delivery of any debt securities in definitive form; and

•	will not be considered the owner or holder of the debt securities under the indenture.

Payments of Principal, Premium and Interest

     We will make principal, premium, if any, and interest payments on global debt securities to the depositary that is the registered holder of the global debt security or its nominee. The depositary for the global debt securities will be solely responsible and liable for all payments made on account of your beneficial ownership interests in the global debt security and for maintaining, supervising and reviewing any records relating to your beneficial ownership interests.

     We expect that the depositary or its nominee, upon receipt of any principal, premium or interest payment, immediately will credit participants’ accounts with amounts in proportion to their respective beneficial interests in the principal amount of the global debt security as shown on the records of the depositary or its nominee. We also expect that payments by participants to you, as an owner of a beneficial interest in the global debt security held through those participants, will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of those participants.

Issuance of Individual Debt Securities

     Unless we state otherwise in the applicable prospectus supplement, if a depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities in exchange for the global debt security. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities represented by one or more global debt securities. If that occurs, we will issue individual debt securities in exchange for the global debt security.

     Further, we may specify that you may, on terms acceptable to us, the trustee and the depositary, receive individual debt securities in exchange for your beneficial interest in a global debt security, subject to any limitations described in the prospectus supplement relating to the debt securities. In that instance, you will be entitled to physical delivery of individual debt securities equal in principal amount to that beneficial interest and to have the individual debt securities registered in your name. Unless we otherwise specify, we will issue those individual debt securities in denominations of US$1,000 and integral multiples of US$1,000. (Section 305 of the indenture)

Payment of Additional Amounts

     The indenture provides that we will make all payments of principal, premium, if any, and interest on the debt securities of any series free and clear of, and without withholding or deduction for, or on account of, any taxes, duties, levies, imposts, assessments or other governmental charges (which we refer to in this prospectus as “taxes”) imposed or levied by or on behalf of the government of Canada or of any province or territory thereof or any political subdivision thereof, or by any authority or agency therein or thereof having power to impose or levy taxes, unless such withholding or deduction is required by law or by the interpretation or administration thereof. In the event we are required to withhold or deduct, we will pay such additional amounts as may be necessary so that the net amount received by each holder of affected debt securities, after such withholding or deduction, will equal the amount that the holder would have received without such withholding or deduction. We refer to such payments in this prospectus as “additional amounts.” We will not pay additional amounts:

•	to the extent that the taxes are imposed or levied by virtue of the beneficial owner of the debt securities being a natural or legal person with whom we do not deal at arm’s length, for purposes of relevant Canadian tax law, at the time such payment is made;

•	to the extent that the taxes are imposed or levied by virtue of the beneficial owner of the debt securities not complying with any certification, identification, information, documentation or reporting requirement if such compliance is legally required to exempt the beneficial owner from, or to reduce of the amount of, such deduction or withholding; or

•	to the extent that the taxes are imposed or levied by virtue of the beneficial owner of the debt securities carrying on its business in or being connected with Canada or any province or territory thereof, other than by virtue of the mere holding of, or receiving payments on, the debt securities. (Section 1012 of the indenture)

Redemption

General

     Unless we state otherwise in the applicable prospectus supplement, the debt securities will not be subject to any sinking fund.

     Unless we state otherwise in the applicable prospectus supplement, we may, at our option and at any time, redeem any series of debt securities, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest up to but not including the redemption date. (Section 1101 of the indenture) We may redeem debt securities in part only in the amount of US$1,000 or integral multiples of US$1,000 or, if the authorized denomination of such debt securities is other than US$1,000, in the amount of such other denomination or integral multiples of such denomination. (Section 1102 of the indenture)

     We will mail notice of any redemption of your debt securities at least 30 days but not more than 60 days before the redemption date to you at your registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the debt securities or the portions called for redemption. (Sections 1105, 1107 of the indenture)

Covenants

Consolidation, Merger and Sale of Assets

     We will not consolidate with, amalgamate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, and no person may consolidate with or merge into us, unless:

•	we will be the surviving company in any merger, amalgamation or consolidation,

•	if we consolidate with, amalgamate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is an entity organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, and the successor entity expressly assumes our obligations relating to the debt securities,

•	immediately after giving effect to the consolidation, amalgamation, merger, conveyance or transfer, there exists no event of default, and no event which, after notice or lapse of time or both, would become an event of default, and

•	other conditions described in the indenture are met.

     This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, assets or liabilities of any of our wholly owned subsidiaries to us or to our other wholly owned subsidiaries. In addition, this covenant would not apply to any recapitalization transaction, a change of control of Domtar Inc. or a highly leveraged transaction unless such transaction or change of control were structured to include a merger, amalgamation or consolidation by us or the conveyance, transfer or lease of our properties and assets substantially as an entirety. (Section 801 of the indenture)

Negative Pledge

     With certain exceptions set forth below, the indenture provides that neither we nor our restricted subsidiaries may create, incur, assume or permit to exist any indebtedness for borrowed money (including any guarantees of indebtedness for borrowed money) that is secured by a mortgage, lien, pledge, or other security interest (which we refer to in this prospectus as a “mortgage”) upon any principal property belonging to us or to any of our restricted subsidiaries, or on any shares of capital stock or debt of any of our restricted subsidiaries, whether such principal property, shares or debt are owned by us or our restricted subsidiaries on the date of the indenture or acquired in the future.

     Unless we state otherwise in the applicable prospectus supplement, the indenture permits us to incur secured debt if we provide that the debt securities will be secured by a mortgage equally and ratably with or in priority to the new secured debt. In this event, we may also provide that any of our other debt, including indebtedness guaranteed by us or by any of our restricted subsidiaries, will be secured equally with or in priority to the new secured debt. In addition, the indenture provides that the restriction on incurring secured indebtedness will not apply to:

•	mortgages in favor of us or any wholly-owned restricted subsidiary;

•	any mortgage to secure a purchase money obligation, so long as the mortgage does not apply to other property owned by us or any restricted subsidiary:

•	at the time of the commencement of the construction or improvement of; or

•	immediately prior to the consummation of the acquisition of,

the property that is subject to the purchase money obligation;

•	mortgages existing upon any property or asset of the corporation or other entity which is amalgamated or merged with or into or is consolidated into, or substantially all the assets or shares of capital stock of which are acquired by, us or any of our restricted subsidiaries, at the time of such amalgamation, merger, consolidation or acquisition, so long as any such mortgage (1) does not extend to any other property or asset, other than improvements to the property or asset subject to such mortgage and (2) was not incurred in anticipation of such amalgamation, merger, consolidation or acquisition;

•	mortgages securing obligations issued by Canada or any province or territory thereof; the United States, any state thereof or the District of Columbia; or any political subdivision, agency or authority of any of the foregoing, to finance the acquisition, construction or improvement of property subject to such mortgages, including, among other things, mortgages incurred in connection with pollution control, industrial revenue or similar financings;

•	any mortgage required to be given or granted by any restricted subsidiary pursuant to the terms of any trust deed or similar document entered into by such restricted subsidiary prior to the date on which it became a restricted subsidiary;

•	mortgages existing as of the date of the indenture; and

•	extensions, renewals, alterations or replacements of any mortgage referred to in the preceding six clauses, subject to certain limitations specified in the indenture. (Section 1008 of the indenture).

Limitation on Sale and Leaseback Transactions

     The indenture also restricts transactions involving the sale and leaseback by us or any of our restricted subsidiaries of any of our or their principal property, except for leases which will not exceed three years, including renewals, unless the net proceeds of the sale or transfer of the property to be leased are at least equal to the fair market value of such property and unless:

•	the indenture would have allowed us or any of our restricted subsidiaries to create a mortgage on such property to secure debt in an amount at least equal to the attributable obligation (as defined herein) in respect of such sale and leaseback transaction without securing the debt securities pursuant to the terms of the covenant described under “Negative Pledge” above; or

•	within 180 days, we apply an amount equal to the greater of the net proceeds or fair value (as determined in accordance with the applicable provisions of the indenture) of the sale and leaseback transaction to:

•	the voluntary retirement of indebtedness for borrowed money incurred by us or any of our restricted subsidiaries and owed to an unrelated party, which indebtedness matures more than one year after the date on which it was incurred and which is senior to or ranks equally with the debt securities in right of payment; or

•	the purchase of additional property that will constitute or form a part of principal property, and which has a fair market value at least equal to the net proceeds or fair value of the sale and leaseback transaction. (Section 1009 of the indenture)

Exemption for Specified Secured Debt and Sale and Leaseback Transactions

     We and any of our restricted subsidiaries may create additional mortgages securing debt (including extensions, renewals, alterations or replacements thereof) or enter into sale and leaseback transactions without being required to secure the debt securities (in the case of the creation of mortgages) or repay indebtedness or acquire property (in the case of sale and leaseback transactions) so long as the sum of the aggregate amount of this secured debt (not including secured debt that is otherwise permitted as described above under the second paragraph of “Negative Pledge”) and the value of all of these sale and leaseback transactions (not including transactions permitted as described under “Limitation on Sale and Leaseback Transactions”) does not exceed ten percent (10%) of our consolidated net tangible assets. (Sections 1008 and 1009 of the Indenture).

Certain Definitions

     When we use the term “attributable obligation”, we mean, in respect of a sale and leaseback transaction, the present value (discounted at the rate of interest implicit in such transaction, if known, or at the rate of 10% if such implicit rate is not known) of the obligation of the lessee for the net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) entered into in connection therewith, such present value to be established as at the date as of which the amount of the payment is determined and in accordance with Canadian GAAP as in effect from time to time. The term “net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of indemnities (other than any constituting basic rent) or maintenance and repairs, insurance, taxes, assessments, water rates, utilities or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, production or other measures of economic performance.

     When we use the term “consolidated net tangible assets”, we mean, with respect to any person, the total of all assets appearing on the most recent consolidated balance sheet of such person, less the sum of the following amounts appearing on such consolidated balance sheet:

•	amounts, if any, at which goodwill, trademarks, trade names, copyrights, patents and other similar intangible assets (other than timber licenses) and unamortized stock or debt commission, discount, expense and premium shall appear as assets,

•	all amounts at which investments in subsidiaries which are not being consolidated shall appear on such consolidated balance sheet as assets,

•	the amount of all liabilities appearing on such consolidated balance sheet as current liabilities, and

•	any minority interest appearing on such consolidated balance sheet,

all as determined on a consolidated basis in accordance with Canadian GAAP as in effect from time to time, except that our investment in Norampac will be accounted for as an equity investment.

     When we use the term “principal facility”, we mean any mill, converting plant or manufacturing plant owned or leased at the date of the indenture or acquired or leased by us or any subsidiary after such date and which is located within Canada or the United States, other than any mill or plant the fair value of which as determined by our board of directors does not at the time exceed 1% of our consolidated net tangible assets.

     When we use the term “principal property”, we mean, as the context may require, any real or immovable property forming part of or constituting any principal facility or timberlands.

     When we use the term “purchase money obligation”, we mean any indebtedness, whether or not secured, incurred in respect of the cost of acquisition of any property (including shares of capital stock or debt, each as defined in the indenture) or of the cost of construction or improvement of any property acquired, constructed or improved after the date of the indenture, which indebtedness existed at the time of acquisition or was created, issued, incurred, assumed or guaranteed contemporaneously with the acquisition, construction or improvement or within 120 days after the completion thereof (or subsequently if created pursuant to a firm commitment financing arrangement obtained within such 120-day period, provided that the related indebtedness is created within 90 days after the expiration of such 120-day period) and includes any extension, renewal or refunding of any such indebtedness if the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased.

     When we use the term “restricted subsidiary”, we mean (a) a subsidiary which, as at the end of our then most recently completed fiscal quarter, had consolidated net tangible assets representing 5% or more of our consolidated net tangible assets and owns or leases any interest in a principal property and (b) any other subsidiary which our board of directors shall have determined to be a restricted subsidiary. Any determination mentioned in (b) shall be irrevocable, provided, however, that our board of directors may determine that a restricted subsidiary described in (b) shall cease to be a restricted subsidiary if:

•	a person other than us or a restricted subsidiary shall hold a minority interest in such restricted subsidiary of at least 15% of the common shareholders’ equity (or equivalent equity interests) of such restricted subsidiary, and

•	immediately after such restricted subsidiary becomes an unrestricted subsidiary, no event of default or event which, with the giving of notice or passage of time, would constitute an event of default, shall exist.

     When we use the term “timberlands”, we mean any real or immovable property located within Canada or the United States and (a) which is owned by us or any subsidiary and contains, or (b) with respect to which we or any subsidiary is entitled under any lease, license or similar agreement to cut and remove, standing timber which is (or upon completion of a growth cycle then in process is expected to become) of a commercial quantity and of merchantable quality, other than (i) any such property which at the time of determination is not held primarily for the production of lumber or other wood products, (ii) any such property the fair value of which as determined by our board of directors does not at the time exceed 1% of our consolidated net tangible assets or (iii) any reserves of oil and gas located under such property.

(Section 101 of the indenture)

Modification of the Indenture

     We and the trustee under the indenture may, without the consent of any holders of debt securities, enter into supplemental indentures that amend, waive or supplement the terms of the indenture for specified purposes. These purposes include:

•	to evidence the succession of another person to Domtar as the obligor under the indenture and the debt securities;

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee;

•	to surrender any right or power the indenture may confer on us;

•	to provide for the issuance under the indenture of debt securities in bearer form and to provide for exchangeability of such securities for debt securities to be issued under the indenture in fully registered form;

•	to establish the form or terms of debt securities of any series as permitted by the indenture;

•	to add to the covenants made in the indenture for the benefit of the holders of all debt securities, or of all debt securities of any particular series;

•	to add any additional events of default;

•	to secure the debt securities;

•	to evidence and provide for the acceptance of appointment by an additional or successor trustee with respect to the debt securities of one or more series;

•	to cure any ambiguity, defect or inconsistency in the indenture, so long as the rights of any holder of debt securities are not adversely affected in any material respect; or

•	to maintain the qualification of the indenture under the Trust Indenture Act or other applicable law.

(Section 901 of the indenture)

     We and the trustee under the indenture may modify and amend the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the series of debt securities affected. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any installment of interest payable on, any outstanding debt security;

•	reduce the principal amount of, or the rate of interest on, any outstanding debt securities or the premium, if any, payable upon the redemption thereof, or the amount of principal of an original issue discount security, that would be due and payable upon redemption of such security or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any outstanding debt security;

•	reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

•	change the place of payment or the currency in which the principal of or premium, if any, or the interest on any outstanding debt security is payable;

•	impair your right to institute suit for the enforcement of any payment on or with respect to any outstanding debt security;

•	reduce the percentage of the holders of outstanding debt securities necessary to modify or amend the indenture, to waive compliance with certain provisions of the indenture or certain defaults and consequences of the defaults or to reduce the quorum or voting requirements set forth in the indenture; or

•	modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of the debt securities affected; or

•	modify the circumstances under which we must pay certain additional amounts to holders of the debt securities.

(Section 902 of the indenture)

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive compliance by us with certain restrictive provisions of the indenture. (Section 1011 of the indenture) The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of a series may, on behalf of the holders of all debt securities of that series, waive past defaults by us under certain covenants of the indenture which relate to that series. However, a default in the payment of the principal of, premium, if any, or interest on, any debt security of that series or relating to a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected cannot be so waived. (Section 513 of the indenture)

Events of Default

     Under the terms of the indenture, each of the following constitutes an event of default for a series of debt securities:

•	failure to pay principal, or premium, if any, when due;

•	failure to pay any interest when due, continued for 30 days;

•	failure to perform any other covenant contained in the indenture continued for 60 days, after written notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any event of default described in the applicable supplemental indenture or board resolution under which the series of debt securities is issued.

(Section 501 of the indenture)

Effect of an Event of Default

     If an event of default exists (other than an event of default in the case of certain events of bankruptcy), the trustee or the holders of not less than 25% in aggregate principal amount of a series of outstanding debt securities may declare the principal amount, or, if the debt securities are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series, of the debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the trustee if given by holders. Upon that declaration the principal (or specified) amount will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in aggregate principal amount of a series of outstanding debt securities may, subject to conditions specified in the indenture, rescind and annul that declaration.

     If an event of default in the case of certain events of bankruptcy exists, the principal amount of all debt securities outstanding under the indenture shall automatically, and without any declaration or other action on the part of the trustee or any holder of such outstanding debt, become immediately due and payable. (Section 502 of the indenture)

     Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default then exists, the trustee will be under no obligation to exercise any of its rights or powers under the indenture (other than the payment of any amounts on the debt securities furnished to it pursuant to the indenture) at your (or any other person’s) request, order or direction, unless you have (or such other person has) offered to the trustee reasonable security or indemnity. Subject to the provisions for the security or indemnification of the trustee, the holders of a majority in aggregate principal amount of a series of outstanding debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee in connection with the debt securities of that series. (Sections 601, 512 of the indenture)

Legal Proceedings and Enforcement of Right to Payment

     You will not have any right to institute any proceeding in connection with the indenture or for any remedy under the indenture, unless you have previously given to the trustee written notice of a continuing event of default with respect to debt securities of any series. In addition, the holders of at least 25% in aggregate principal amount of a series of the outstanding debt securities must have made written request, and offered reasonable security or indemnity, to the trustee to institute that proceeding as trustee, and, within 60 days following the receipt of that notice, the trustee must not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request, and must have failed to institute the proceeding. However, you will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on that debt security on or after the due dates expressed in the debt security (or, in the case of redemption, on or after the redemption date) and to institute a suit for the enforcement of that payment. (Section 507 of the indenture)

     We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture. (Section 1004 of the indenture) The indenture provides that the trustee may withhold notice to you of any default, except in respect of the payment of principal or interest on the debt securities, if it considers it in the interests of the holders of the debt securities to do so. (Section 602 of the indenture)

Satisfaction and Discharge

     The indenture provides that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

•	have become due and payable, or

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense,

and we deposit or cause to be deposited with the trustee, in trust, an amount of money or US government obligations, or a combination thereof (such amount to be certified in the case of US government obligations) sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity or redemption, as the case may be, then the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture. However, we will continue to be obligated to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture. (Section 401 of the indenture)

Defeasance and Covenant Defeasance

     Unless we state otherwise in the applicable prospectus supplement, the indenture provides that we may discharge all of our obligations, other than as to transfers and exchanges, under the debt securities of any series at any time, and that we may also be released from our obligations described above under “Negative Pledge” and “Limitation on Sale and Leaseback Transactions” and certain aspects of our obligations described above under “Consolidation, Merger and Sale of Assets” and from certain other obligations, including obligations imposed by a supplemental indenture, if any, and elect not to comply with those sections and obligations without creating an event of default. Discharge under the first procedure is called “defeasance” and under the second procedure is called “covenant defeasance.”

     Defeasance and covenant defeasance may be effected only if, among other things:

•	we irrevocably deposit with the trustee cash or United States government obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of, premium, if any, and interest on all outstanding debt securities of that series;

•	we deliver to the trustee an opinion of counsel in the United States to the effect that:

•	the holders of debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the debt securities of such series;

in the case of defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of this prospectus, since that result would not occur under current tax law; and

•	we deliver to the trustee an opinion of counsel in Canada to the effect that:

•	the holders of the debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ Canadian federal income tax treatment of principal and interest payments on the debt securities of such series;

in the case of defeasance, this opinion must be based on a ruling of the Canada Customs and Revenue Agency or a change in Canadian income tax law occurring after the date of this prospectus, since that result would not occur under current tax law; and

•	no event of default under the indenture has occurred and is continuing;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or, in the case of defeasance, at any time during the period ended on the 91st day following such deposit;

•	we have delivered to the trustee an opinion of counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the US Investment Company Act of 1940, as amended; and

•	other conditions specified in the indenture, including the delivery of certain legal opinions and officers’ certificates, have been satisfied. (Article Twelve of the indenture)

Payment and Paying Agents

     Unless we state otherwise in the applicable prospectus supplement, we will pay principal of, premium, if any, and interest on your debt securities at the office of the trustee for your debt securities in the City of New York or at the office of any paying agent that we may designate. We may at any time designate additional paying agents or rescind the designation of any paying agent. We must maintain a paying agent in each place of payment for the debt securities. (Sections 1001, 1002 of the indenture)

     Unless we state otherwise in the applicable prospectus supplement, we will pay any interest on debt securities to the registered owner of the debt security at the close of business on the regular record date for the interest, except in the case of defaulted interest. (Section 307 of the indenture)

     Any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, and interest on any debt security that remain unclaimed for two years after the principal, premium or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor. (Section 1003 of the indenture)

Enforceability of Judgments

     Since a significant portion of our assets and certain of our subsidiaries, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us, including judgments with respect to the payment of principal, premium, if any, or interest on the notes may not be collectible within the United States.

     We have been advised by our Canadian counsel, Ogilvy Renault, a general partnership, that the laws of the Province of Québec permit a motion to be brought before a court of competent jurisdiction in the Province of Québec to recognize and enforce a judgment in personam of any federal or state court located in the Borough of Manhattan in the City of New York (the “New York Court”) that is not impeachable as void or voidable under the laws of the State of New York (the “New York Laws”) for a sum certain unless: (i) the New York Court rendering such judgment does not have jurisdiction over the judgment debtor (although submission by us in the indenture to the non-exclusive jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment is not final and enforceable at the place it was rendered; (iii) such judgment was rendered in contravention of the fundamental principles of procedure; (iv) there were proceedings pending in the Province of Québec or judgment was rendered in the Province of Québec or in a third country meeting the necessary conditions for recognition in the Province of Québec between the same parties, based on the same facts and having the same object; (v) such judgment is manifestly inconsistent with public order as understood in international relations, as that term is applied by a court of competent jurisdiction in the Province of Québec; (vi) such judgment enforces obligations arising from the taxation laws of a foreign country, unless there is reciprocity, or arising from other laws of a public nature, such as penal or expropriation laws; (vii) the action to enforce such judgment is not commenced in the Province of Québec within the applicable prescriptive period; or (viii) the foreign judgment is contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments defined therein.

     If the judgment of the New York Court is rendered by default, the plaintiff must prove that the act of procedure initiating the proceedings was duly served on the defendant (in accordance with the laws of the place where such judgment was rendered, i.e., New York Laws), and a court of competent jurisdiction in the Province of Québec may refuse recognition or enforcement of the judgment if the defendant proves that, owing to the circumstances, it was unable to learn of the act of procedure or it was not given sufficient time to offer its defense.

     In any such motion brought before a court of competent jurisdiction in the Province of Québec, the court will confine itself to verifying whether the judgment of the New York Court meets the foregoing requirements without entering into any examination of the merits of the judgment.

     Under the Currency Act (Canada), a court of competent jurisdiction in the Province of Québec may only render judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a court of competent jurisdiction in the Province of Québec will render its decision in the Canadian currency equivalent of such foreign currency calculated at the rate of exchange prevailing on the date the judgment become enforceable at the place where it was rendered.

     In the opinion of Ogilvy Renault, there are no reasons under the present laws of the Province of Québec for avoiding recognition of judgments of a New York Court under the indenture, or the notes issued thereunder, based upon public order as understood in international relations, as the term is applied by a court of competent jurisdiction in the Province of Québec.

     The recognition and enforceability in the Province of Québec of any such judgment of the New York Court may be limited by applicable Canadian federal and provincial bankruptcy insolvency, reorganization, arrangement, winding-up, moratorium, or other laws generally affecting the enforceability of creditors’ rights.

     We have also been advised by Ogilvy Renault that an action could be brought against us in the first instance in a court of competent jurisdiction in the Province of Québec on the basis of civil liability predicated solely upon the United States federal securities laws if such court is satisfied that the United States is the Lex loci delicit (that is, the place where the wrong was committed) for such a claim, subject to such court’s inherent discretion to decline to hear such an action where it is not the convenient forum or where concurrent proceedings are being brought elsewhere.

Governing Law

     The debt securities and the indenture will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Trustee

     The trustee under the indenture will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act. The trustee is not required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity. (Section 601 of the indenture)

     JPMorgan Chase Bank is the trustee under the indenture. The trustee’s current address is 4 New York Plaza, 15th Floor, New York, New York 10004, Attention: Institutional Trust Services.

     The trustee under the indenture acts as depositary for funds of, makes loans to, and/or performs other services for, us and our subsidiaries in the normal course of business.

Consent to Jurisdiction and Service

     Domtar has designated CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its authorized agent for service of process in the United States in any suit, action or proceeding with respect to the indenture or any debt securities. (Section 116 of the indenture)

PLAN OF DISTRIBUTION

     We may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and may also sell the debt securities to one or more purchasers directly or through agents. Debt securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the debt securities may be offered may vary as between purchasers and during the period of distribution; consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to us.

     If, in connection with the offering of debt securities at a fixed price or prices, the underwriters, dealers or agents, as the case may be, have made a bona fide effort to sell all of the debt securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the debt securities is less than the gross proceeds paid by the underwriters to us.

     A prospectus supplement will identify each underwriter, dealer or agent engaged by us, as the case may be, in connection with the offering and sale of a particular series or issue of debt securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to Domtar Inc. and any compensation payable to the underwriters, dealers or agents.

     We may solicit directly offers to purchase the debt securities, and we may directly sell the debt securities to institutional or other investors. We will describe the terms of any direct sales in the applicable prospectus supplement.

     We may authorize our agents and underwriters to solicit offers by certain institutions to purchase the securities at the public offering price under delayed delivery contracts. If we use delayed delivery contracts we will disclose that we are using them in the applicable prospectus supplement and will describe the terms and conditions in the applicable prospectus supplement, including:

•	when we will demand payment and delivery of the debt securities under the delayed delivery contracts; and

•	the commission that underwriters and agents soliciting purchases of the debt securities under delayed delivery contracts will be entitled to receive.

     Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus and the documents incorporated by reference herein, other than liabilities arising out of a misrepresentation made by underwriters, dealers or agents who participate in the offering of the debt securities. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

     In connection with any offering of debt securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize or maintain the market price of the debt securities of such series or issue at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Unless indicated in the applicable prospectus supplement, Domtar does not expect to apply to list the debt securities on a securities exchange. Any underwriters, dealers or agents to or through whom debt securities are sold by us for public offering and sale may make a market in the debt securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the debt securities of any series or issue will develop or as to the liquidity of any trading market for the debt securities.

     Unless we state otherwise in the applicable prospectus supplement, the debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of debt securities will agree that, unless otherwise indicated in the applicable prospectus supplement, it will not, directly or indirectly, offer, sell or deliver any debt securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities law of any province or territory of Canada.

RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus before investing in our debt securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of our debt securities could decline and you could lose all or part of your investment.

Product Prices

     Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses.

Operational Risks

     The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign Exchange

     Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the US dollar. Any decrease in the value of the US dollar relative to the Canadian dollar reduces our profitability. The prices for many of our products, including those we sell in Canada, are generally driven by US prices of similar products. Our US dollar export sales, net of US dollar purchases, represent approximately US$1 billion annually. Exchange rate fluctuations are beyond our control and the US dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Environment

     We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. These regulations require us to obtain and comply with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures which could negatively impact our financial results and financial condition.

     Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and could negatively impact our financial results and financial condition.

     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, the development of technological application and the allocation of liability among potentially responsible parties.

     As at September 30, 2003, we had a provision of $68 million for environmental matters. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot reasonably be estimated at this time.

Lumber Export Duties

     Our sales of wood represented approximately 7% of our net sales in the first nine months of 2003 and we exported approximately

53% of our softwood lumber products to the United States during the first nine months of 2003.

     The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both countervailing and antidumping rates with the World Trade Organization and under the North American Free Trade Agreement.

     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or as a result of any new arrangement between the United States and Canada.

Legal Proceedings

     In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. Since the investigation is still at an early stage, we have no information which would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon on our behalf by Ogilvy Renault, a general partnership, and Debevoise & Plimpton. If any underwriters named in a prospectus supplement retain their own counsel to pass upon legal matters relating to the debt securities, the counsel will be named in the prospectus supplement.

EXPERTS

     Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 1250 René Lévesque Boulevard West, Suite 2800, Montréal, Québec, H3B 2G4. Our consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the three year period ended December 31, 2002 incorporated by reference in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton, Chartered Accountant, a general partnership (which acted as our co-auditor during the years in question), given on the authority of said firms as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form F-9 under the Securities Act relating to the debt securities offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

     You may review a copy of the registration statement, including exhibits and documents filed with it, as well as any reports, statements or other information we file in the future with the SEC at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services.

     We are required to file reports under the Exchange Act, and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR”. The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC’s EDGAR system. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the New York Stock Exchange.

     As a “foreign private issuer” under the Exchange Act, we intend to provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports will be available within 140 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited consolidated financial statements for each of the first three fiscal quarters. We intend to prepare these financial statements in accordance with Canadian GAAP and to include a reconciliation to US GAAP in the notes to the annual consolidated financial statements. We are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been or will be filed with the SEC as part of or incorporated by reference in the registration statement of which this prospectus forms a part:

-	the documents referred to under “Documents Incorporated by Reference”;

-	form of indenture;

-	qualification of JPMorgan Chase Bank as Trustee on Form T-1;

-	consent of PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton;

-	consent of Ogilvy Renault;

-	powers of attorney; and

-	calculation of earnings coverage ratios.